UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Molecular Data, Inc.
(Name of Issuer)
Class A Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)
60852L106**
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP number 60852L 106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “MKD.” Each ADS represents three Class A ordinary shares of the issuer. The CUSIP number of Class A ordinary shares is G61897 107.

CUSIP 60852L 106	Page 2 of 7

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Xu Ping
2.	check the appropriate box if a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization PRC

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	38,814,375
	7.	sole dispositive power	0
	8.	shared dispositive power	38,814,375

9.	aggregate amount beneficially owned by each reporting person	38,814,375
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
11.	percent of class represented by amount in row (9)	11.2%
12.	type of reporting person (See Instructions)	IN

CUSIP 60852L 106	Page 3 of 7

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Vangoo China Growth Fund II, L.P.
2.	check the appropriate box if a group (a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Cayman Islands

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	18,369,709
	7.	sole dispositive power	0
	8.	shared dispositive power	18,369,709

9.	aggregate amount beneficially owned by each reporting person	18,369,709
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)	5.3%
12.	type of reporting person (See Instructions)	PN

CUSIP 60852L 106	Page 4 of 7

Item 1.
(a) Name of Issuer:	Molecular Data, Inc.
(b) Address of Issuer’s Principal
Executive Offices:	5/F, Building 12, 1001 North Qinzhou Road, Xuhui District
Shanghai 201109, People’s Republic of China
Item 2.
(a) Name of Person Filing:
Xu Ping has shared voting and dispositive power over 38,814,375 shares of the Issuer’s Class A Ordinary Shares, par value US$0.00005 per share (the “ordinary shares”), among which, Xu Ping may be deemed to share voting and dispositive power (a) with Vangoo China Growth Fund II, L.P (“Vangoo China Growth”) over 18,369,709 ordinary shares held by Vangoo China Growth, (b) with Vangoo Target Fund II, L.P. (“Vangoo Target”) over 14,197,685 ordinary shares held by Vangoo Target, and (c) with Vangoo Asia Investment Fund L.P. (“Vangoo Asia” collectively with Vangoo China Growth and Vangoo Target, the “Funds”) over 6,246,981 ordinary shares held by held by Vangoo Asia.

The general partners of Vangoo China Growth, Vangoo Target and Vangoo Asia are indirectly owned by a family trust for which Ms. Xu. is the settlor, protector and one of the beneficiaries. Ms. Xu  exercises voting and management power for the family trust. Ms. Xu is also a director of the general partner for each of the Funds and is a member of the investment committee for each of the Funds.

(b) Address of Principal Business Office	Ms. Xu – Unit 23B, 36F, China World Tower A, No.1 Jianguomenwai
or, if none, Residence:	Avenue, Chaoyang District, Beijing 100020, China

Vangoo China Growth – PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(c) Citizenship:	Ms. Xu – PRC
Vangoo China Growth – Cayman Islands

(d) Title of Class of Securities:	Class A Ordinary Shares, par value US$0.00005 per share
(e) CUSIP Number:	60852L106

CUSIP 60852L 106	Page 5 of 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    [ ]    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)    [ ]    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)     [ ]    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)     [ ]    A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)     [ ]    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)     [ ]    A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)    [ ]    Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with  §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP 60852L 106	Page 6 of 7

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:	Ms. Xu – 38,814,375
Vangoo China Growth – 18,369,709

(b) Percent of class:	Ms. Xu – 11.2%
Vangoo China Growth – 5.3%

Calculation of percentage of beneficial ownership is based on 345,127,024 shares of the Issuer’s ordinary shares outstanding as of December 30, 2019, as reported on the Issuer’s 424B4 prospectus filed on December 30, 2019.

(c) Number of shares as to which the person has:
	Ms. Xu
	Sole power to vote or to direct the vote:	0

	Shared power to vote or to direct the vote:	38,814,375

	Sole power to dispose or to direct the disposition of:	0

	Shared power to dispose or to direct the disposition of:	38,814,375

	Vangoo China Growth
	Sole power to vote or to direct the vote:	0

	Shared power to vote or to direct the vote:	18,369,709

	Sole power to dispose or to direct the disposition of:	0

	Shared power to dispose or to direct the disposition of:	18,369,709

Item 5                          Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6                          Ownership of More than Five Percent on Behalf of Another Person
The Funds described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Persons disclaim beneficial ownership of all such securities.
Items 7 – 10                          Not Applicable

LIST OF EXHIBITS
Exhibit 99.1 - Joint Filing Agreement

CUSIP 60852L 106	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2020
Xu Ping

/s/ Xu Ping

Vangoo China Growth Fund II, L.P.

By:  Vangoo Management I Limited
Its general partner

By: /s/ Xu Ping
Name:    Xu Ping
Title:            Director